Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Fluor Corporation for the registration of its debt securities, common stock, preferred stock, depositary shares, warrants, purchase contracts and units consisting of any of these securities and to the incorporation by reference therein of our reports dated February 22, 2022, with respect to the consolidated financial statements of Fluor Corporation and the effectiveness of internal control over financial reporting of Fluor Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

February 22, 2022